Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST ANNOUNCES FINAL DAY OF TRADING ON THE NYSE

December 12, 2025, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “Trust”) (TSX: GRT.UN / NYSE: GRP.U) announced today that the last day of trading for Granite’s trust units (“Units”) on the New York Stock Exchange (“NYSE”) is expected to be December 31, 2025.

Granite has filed an application for its Units to be quoted on the OTCQX platform, operated by OTC Markets Group Inc., and expects trading to begin on or about January 2, 2026.

Unitholders will not be required to exchange their unit certificates or take any other action in connection with the OTC Markets quotation. Unitholders trading on the NYSE should consult their broker or financial advisor to explore the various options available to trade their Units, including through the Toronto Stock Exchange or the OTCQX platform.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 140 investment properties representing approximately 60.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Senior Director, Legal & Investor Services, at 647-925-7504.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com

FORWARD-LOOKING INFORMATION

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding trading of Granite’s Units on the NYSE or the OTCQX, Granite’s intention to delist from the NYSE and deregister from Granite’s SEC reporting obligations, and satisfaction of the applicable requirements to delist and deregister, Granite’s ability to obtain quotation approval for the Units on the OTCQX, satisfy applicable requirements for the listing or maintain its listing on the OTCQX, realize cost savings from the delisting or the expectations or assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the last the day of trading on the NYSE, the risk of Granite being unable to obtain the required approvals or satisfy the requirements to delist from the NYSE or deregister from its SEC reporting obligations, obtain quotation approval for the Units to commence trading on the OTCQX, satisfy applicable requirements for the listing or to maintain its listing on the OTCQX or realize cost savings from the delisting. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com